Exhibit 4.18

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Andrade Gutierrez Concessões S.A.

On December 30, 2009, Companhia Energética de Minas Gerais — CEMIG (“CEMIG”) entered into a share purchase agreement (the “AGC Share Purchase Agreement”) with Andrade Gutierrez Concessões S.A. (“AGC”).

The AGC Share Purchase Agreement was entered into in connection with the acquisition of 26,576,149 common shares of Light S.A. (“Light”), representing approximately 13.03% of the voting and total capital of Light, of which 25,494,500 shares were acquired on March 25, 2010 and 1,081,649 shares are to be acquired by September 21, 2010.

The total price of this acquisition, corresponding to 13.03% of the total capital of Light, is R$785,000,000.00, equivalent to approximately R$29.54 per common share. This amount will be updated by the CDI (Interbank CD) rate published by Cetip (Securities Custody and Settlement Center), from December 1, 2009 up to the date of payment, after deduction of any dividends and interest on equity paid or declared by Light in this period. R$718,518,134.39 (adjusted as described above), corresponding to 12.50% of the total capital of Light, was paid on March 25, 2010 and R$31,949,492.20 (to be adjusted as described above), corresponding to 0.53% of the total capital of Light, is to be paid by September 21, 2010.

The AGC Share Purchase Agreement allows for assignment of the shares acquired to an affiliate of CEMIG or to third parties.

The AGC Share Purchase Agreement contains representations and warranties and covenants of CEMIG and AGC and various conditions to closing.